Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2025 and December 31, 2024	1
Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2025 and 2024	2
Unaudited Condensed Consolidated Interim Statements of Shareholders’ Equity (Deficit) for the Six Months Ended June 30, 2025 and 2024	3
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the Six Months Ended June 30, 2025 and 2024	4
Notes to Unaudited Condensed Consolidated Interim Financial Statements	5

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of $)

	NOTES	As of June 30, 2025 (Unaudited)	As of December 31, 2024
Non-current assets
Plant and equipment, net	11	$10	$92
Right-of-use assets	12	670	927
Intangible assets, net	13	228	1,737
Rental deposits		82	75
Total non-current assets		990	2,831

Current assets
Deposits, prepayments and deferred expenses	14	835	501
Accounts receivable	5	7,200	—
Cash and cash equivalents	15	2,094	9,766
Total current assets		10,129	10,267

Total assets		11,119	13,098

Current liabilities
Other payables and accruals	16	10,269	7,166
Lease liabilities, current portion		203	233
Total current liabilities		10,472	7,399

Net current (liabilities) assets		(343)	2,868

Total assets less current liabilities		647	5,699

Non-current liabilities
Lease liabilities, non-current portion		541	733
Warrant liabilities at fair value through profit and loss (“FVTPL”)	20	486	102
Other non-current liabilities	17	4,018	—
Total non-current liabilities		5,045	835

Net (liabilities) assets		(4,398)	4,864

Equity
Share capital	18	11	11
Share premium		666,528	666,528
Reserves		42,422	39,148
Accumulated deficits		(713,359)	(700,823)
Total (deficit) equity		$(4,398)	$4,864

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands of $, except for per share data)

		Six Months Ended June 30,
	NOTES	2025	2024
Revenue	5	$8,500	$—
Other income	6	83	1,737
Foreign exchange losses	7	(77)	(2)
Fair value change of financial assets at FVTPL		—	198
Fair value change of financial liabilities at FVTPL	20	(384)	164
Research and development expenses		(4,620)	(16,926)
Administrative expenses		(14,488)	(10,153)
Impairment of intangible assets		(1,500)	(10,000)
Finance costs		(35)	(134)
Other expense	8	(14)	(90)
Loss before taxation		(12,535)	(35,206)
Income tax expenses		(1)	—
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company		$(12,536)	$(35,206)
Loss per share
Basic loss per common share	10	$(11.37)	$(37.53)
Diluted loss per common share	10	$(11.37)	$(37.53)
Weighted average number of common shares outstanding – Basic and Diluted	10	1,103,075	937,960

In connection with a reverse stock split of 100-to-1 effective November 14, 2024, all shares have been retroactively adjusted for all periods presented to give effect to this reverse stock split.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands of $, except for share and per share data)

	Share capital			Reserves
					Share-based
	Number of Shares	Amount	Share premium	Other reserve	payment reserve	Accumulated losses	Total
				(note)
As of January 1, 2024	895,051	$9	$661,474	$3,435	$23,281	$(646,965)	$41,234
Loss and total comprehensive loss for the period	—	—	—	—	—	(35,206)	(35,206)
Shares issued to PIPE Investors, net of transaction costs (Note 18)	191,667	2	5,047	—	—	—	5,049
Shares issued to employees for compensation (Note 18)	12,386	—	—	—	1,506	—	1,506
Shares issued to board members for board fees (Note 18)	693	—	—	—	—	—	—
Recognition of equity-settled share-based payment (Note 19)	—	—	—	—	8,224	—	8,224
As of June 30, 2024	1,099,797	$11	$666,521	$3,435	$33,011	$(682,171)	$20,807

As of January 1, 2025	1,102,792	11	666,528	3,435	35,713	(700,823)	4,864
Loss and total comprehensive loss for the period	—	—	—	—	—	(12,536)	(12,536)
Shares issued to board members for board fees (Note 18)	556	—	—	—	—	—	—
Recognition of equity-settled share-based payment (Note 19)	—	—	—	—	3,274	—	3,274
As of June 30, 2025	1,103,348	$11	$666,528	$3,435	$38,987	$(713,359)	$(4,398)

Note: Other reserve includes amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

In connection with a reverse stock split of 100-to-1 effective November 14, 2024, all shares have been retroactively adjusted for all periods presented to give effect to this reverse stock split.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED interim STATEMENTS OF CASH FLOWS

(All amounts in thousands of $)

	For the Six Months Ended June 30,
	2025	2024
OPERATING ACTIVITIES
Loss before taxation	$(12,535)	$(35,206)
Adjustments for:
Depreciation of plant and equipment	18	25
Amortization of right-of-use assets	115	164
Amortization of intangible assets	10	10
Impairment losses on intangible assets	1,500	10,000
Right-of-use assets and associated lease liabilities write-off	7	—
Fair value change of financial liabilities at FVTPL	384	(164)
Finance costs	35	—
Share-based payment expenses	3,274	8,224
Losses on disposal of property and equipment	15	15
Operating cash flows before movements in working capital	(7,177)	(16,932)
Increase in deposits, prepayments and deferred expenses and accounts receivable	(7,541)	(375)
Increase in other payables and accruals and other non-current liabilities	7,095	1,319
NET CASH USED IN OPERATION	(7,623)	(15,988)
Taxation paid	(1)	-
NET CASH USED IN OPERATING ACTIVITIES	(7,624)	(15,988)
INVESTING ACTIVITIES
Purchase of plant and equipment	—	(24)
Proceeds from disposal of plant and equipment	48	4
Proceeds from disposal of assets at FVTPL	—	5,761
Refund of rental deposits	—	6
NET CASH PROVIDED BY INVESTING ACTIVITIES	48	5,747
FINANCING ACTIVITIES
Proceeds from PIPE Financings, net of transaction costs	—	5,049
Repayment of bank loans	—	(1,412)
Proceeds from bank loans	—	702
Interest paid	(35)	(135)
Repayment of lease liabilities	(47)	(84)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(82)	4,120
Effects of Exchange Rate Changes on Cash and Cash Equivalents	(14)	(6)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,672)	(6,127)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	9,766	32,056
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$2,094	$25,929
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Reconciliation of movement in lease right-of-use assets and associated lease liabilities	142	911
Restricted shares and share options issued in lieu of accrued compensation	—	1,506

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

1.
GENERAL INFORMATION

Apollomics Inc. (“Apollomics” or the “Company”) is a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs, especially for difficult-to-treat and treatment-resistant cancers. Since our founding in 2015, we have built an oncology-focused pipeline, including product candidates that have progressed into clinical-stage development. Our lead program, vebreltinib, has demonstrated initial promising clinical results.

The Company was originally formed as CB Therapeutics Inc. as a result of a spin-off from Crown Bioscience International, which was completed on December 31, 2015. Prior to December 2015, Crown Bioscience International, through its subsidiaries, was the owner of certain patent rights relating to certain of these drug candidates. In order to focus on its core business, namely providing preclinical contract research organization services, and allow the drug discovery and development related business to be operated and financed separately, Crown Bioscience International spun off its Taiwan subsidiary, Crown Bioscience (Taiwan), and contributed it to the Company. As a result, the Company became the owner of these patent rights.

In addition to its U.S. headquarters, the Company also has locations in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019) and China (Zhejiang Crownmab Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively). The Company’s headquarters and global drug development team is based in the United States (San Francisco Bay area), and its China drug development team is based in China (Hangzhou and Shanghai).

The unaudited condensed consolidated interim financial statements are presented in U.S. dollars (“$”). The Company’s subsidiaries included in the unaudited condensed consolidated interim financial statements are listed below (the Company and its subsidiaries are collectively referred to herein as the “Group”). These unaudited condensed consolidated interim financial statements have been prepared based on the accounting policies which conform with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared under the assumption the Company operates on a going concern basis.

Name of subsidiaries	Place of incorporation or establishment/operation and date of incorporation/ establishment	Principal activities
Apollomics, Inc.	California, United States January 14, 2016	Research and development of drugs
Apollomics (Australia) Pty. Ltd.	Melbourne, Australia November 4, 2016	Research and development of drugs
Apollomics (Hong Kong) Limited	Hong Kong, China June 24, 2019	Investment holding
Zhejiang Crownmab Biotech Co., Ltd.	Hangzhou, China May 29, 2018	Investment holding and research and development of drugs
Zhejiang Crown Bochuang Biopharma Co., Ltd.	Hangzhou, China May 29, 2020	Research and development of drugs
Project Max SPAC Merger Sub, Inc.	Delaware, United States August 19, 2022	Investment holding

2.
BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED interim FINANCIAL STATEMENTS AND GOING CONCERN

The Group has evaluated whether there are material uncertainties’ related to events or conditions that may cast significant doubt upon the Group’s ability to continue as a going concern within one year after the date of these financial statements. Based upon the Group's balance of cash and cash equivalents of $2.1 million as of June 30, 2025, the Group estimates that it may not have sufficient liquidity to continue as a going concern through at least June 30, 2026. The Group will require additional capital, from equity, debt or strategic partnerships, to continue as a going concern in the future. It is uncertain whether such capital will be available in amounts or on terms acceptable to the Group, if at all.

As of and for the six months June 30, 2025, the Group had reported a net loss of $12.5 million, and accumulated losses of $713.4 million and net current liabilities of $0.3 million. These conditions indicate ongoing liquidity risk and the need for continued access to capital over the longer term, management has concluded that, based on its operating plan and existing cash resources, these conditions raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date of the financial statements. If the Group is not able to obtain additional capital to meet its cash requirements in the future, its business, financial condition, results of operations and prospects could be materially and adversely affected. There can be no assurance that management’s attempts to raise additional capital will be successful.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting” issued by the IASB as well as the rules and regulations of the U.S. Securities and Exchange Commission, and have been prepared under the assumption the Group operates on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

In connection with a reverse stock split of 100-to-1 effective November 14, 2024, all shares and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split.

3.
PRINCIPAL ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

Other than additional accounting policies resulting from application of amendments to IFRSs, and the application of IFRS 15, Revenue from Contracts with Customers, the accounting policies and methods of computation used in the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024 and 2025 are the same as those presented in the Group’s annual financial statements for the year ended December 31, 2024.

Application of amendments to IFRSs

For the purposes of preparing and presenting the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025, the Group has applied the following amendments to IFRSs issued by the IASB, for the first time, which are mandatorily effective for the Group’s annual period beginning on January 1, 2025:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use
Amendments to IAS 21	The Effects of Changes in Foreign Exchange Rates
IFRIC agenda decision	Guarantees Issued on Obligations of Other Entities

The application of the amendments to IFRSs in the current interim period has had no material impact on the Group’s financial position and performance for the current and prior periods and/or on the disclosures set out in these unaudited condensed consolidated interim financial statements.

New standards, amendments and interpretations not yet adopted by the Group

Certain standards, amendments and interpretations have been published through the June 30, 2025 reporting period and have not been early adopted by the Group. These are as follows:

•
Presentation and Disclosure in Financial Statements (IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”)); and
•
Annual Improvements to IFRS Accounting Standards - Volume 11;

The Group is in the process of analyzing the impact of the above.

IFRS 15, Revenue from contracts with customers

The Group may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of its product candidates. These arrangements may contain multiple components, such as (i) licenses, and (ii) the manufacturing of certain materials. Payments pursuant to these arrangements may include non-refundable payments, payments upon the achievement of significant regulatory, development and commercial milestones, sales of product at certain agreed-upon amounts, and royalties on product sales.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under a collaboration or license agreement, the Group performs the following steps for agreements that are in scope of IFRS 15 Revenue from contracts with customers (“IFRS 15”): (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are capable of being distinct; (iii)

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue as the Group satisfies each performance obligation.

The Group must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each performance obligation, which determines how the transaction price is allocated among the performance obligations. The estimation of the stand-alone selling price may include such estimates as forecasted revenues and costs, development timelines, discount rates and probabilities of regulatory and commercial success. The Group also applies significant judgment when evaluating whether contractual obligations represent distinct performance obligations, allocating transaction price to performance obligations within a contract, determining when performance obligations have been met, and assessing the recognition and future reversal of variable consideration.

4.
CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the unaudited condensed consolidated interim financial statements requires the management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the critical judgments made by the management of the Group in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2024.

5.
REVENUE AND SEGMENT INFORMATION

Revenue

In March 2025, Apollomics entered into an agreement for the development and commercialization in Asia (excluding mainland China, Hong Kong and Macau) of vebreltinib, Apollomics’ proprietary c-Met inhibitor, in combination with an EGFR inhibitor (“EGFRi”) for the treatment of non-small cell lung cancer (“NSCLC”) and other tumor types with LaunXP International Co., Ltd. (“LaunXP”). Under the terms of the LaunXP agreement (“the Agreement”), Apollomics is to receive upfront payments totaling $10 million. Apollomics is also eligible for regulatory and other pre-commercial milestone payments of up to $50 million, and royalties on net product sales at a rate of 11%. Such royalties are payable on a Licensed Product-by-Licensed Product and Region-by-Region basis from first commercial sale and continue, in each case, until the latest of patent expiration, expiration of regulatory exclusivity, or fifteen years following first commercial sale in the applicable region. LaunXP will be primarily responsible for the development of vebreltinib in combination with an EGFRi in the LaunXP territory (all countries in Asia other than mainland China, Hong Kong and Macau) for the treatment of NSCLC.

The Group determined that the Agreement and the supply activities and materials transfer fall within the scope of IFRS 15. In calculating the transaction price, it determined the following two performance obligations under the agreement: (i) provide exclusive license and (ii) provide initial drug supply.

The Group allocated the transaction price to the performance obligations as of June 30, 2025 as follows:

	Transaction price	Revenue recognized for the six months ended June 30, 2025	Cumulative revenue recognized as of June 30, 2025
(In thousands)
License	$8,500	$8,500	$8,500
Initial supply	1,500	—	—
	$10,000	$8,500	$8,500

For each of the performance obligations described above, the Group has determined the following methods of revenue recognition:

License: The Group recognizes revenue from the license at a point in time. Upon signing the LaunXP Agreement and transferring the license know-how, the Group no longer has any rights to the license in the LaunXP territory, and the Group does not have the obligation to improve, modify or update the license transferred. As such, there is no significant continued involvement in the license provided. LaunXP can begin to use and benefit from the license after the effective date of the Agreement and transfer of the license know-how as they are now the ‘owner’ of the underlying patents and know-how in the LaunXP territory. The transaction price allocated to the license performance obligation was determined using the residual approach, as the standalone selling price of the license is highly variable. In connection with the license performance obligation, the Group recognized revenue of $8.5 million for the six months ended June 30, 2025.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Initial clinical supply: The Group is responsible for providing LaunXP with the initial clinical trial drug supply. It is obligated to transfer this initial supply to LaunXP in accordance with the development plan. The Group has not transferred the initial supply of drug product to LaunXP as of June 30, 2025, and therefore has not triggered the recognition of revenue at the point in time.

As of June 30, 2025, the Group had received $1.3 million of the upfront payment and had recorded $7.2 million in accounts receivable on the unaudited condensed consolidated statements of financial position. The Group received an additional $3.9 million in October 2025 and expects the remaining $3.3 million to be received within twelve months from June 30, 2025.

Segment information

Operating segments are defined as components of an entity for which separate financial information is made available and is regularly evaluated by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Group’s CODM is its Chief Executive Officer (“CEO”), and operations are managed as a single segment for the purposes of assessing performance and making operating decisions. The CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating and reportable segment and no further analysis of this single segment is presented.

6.
OTHER INCOME

	For the six months ended June 30,
	2025	2024
(In thousands)
Interest income	$83	$167
Other income, net (note i)	—	1,570
	$83	$1,737

Note i: For the six months ended June 30, 2024, the Group recognized $1.0 million of other income related to a license agreement that the Group determined to no longer provide negotiation rights to the licensee, and $0.5 million of income for a liability that was extinguished.

7.
FOREIGN EXCHANGE GAINS AND LOSSES

	For the six months ended June 30,
	2025	2024
(In thousands)
Foreign exchange loss, net	$(77)	$(2)

The Group primarily operates in the United States, People’s Republic of China (“PRC”), and Australia, with most of the transactions settled in the U.S. dollar. The Group’s presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes the Group to foreign currency risk. The Group incurs portions of its expenses in currencies other than the U.S. dollar, in particular, the Renminbi and Australian dollar. As a result, the Group is exposed to foreign currency exchange risk as its results of operations and cash flows are subject to fluctuations in foreign currency exchange rates.

The Group has not entered into any derivative contracts to hedge against its exposure to currency risk during the six months ended June 30, 2024 or 2025.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

8.
loss for the period

	For the six months ended June 30,
	2025	2024
(In thousands)
Loss for the period has been arrived at after charging:
Staff costs:
Salaries and other allowances	$1,320	$4,677
Retirement benefits scheme contributions	36	290
Share-based payment expenses	3,274	8,224
Total staff costs	4,630	13,191
Depreciation of plant and equipment	18	25
Amortization of right-of-use assets	115	164
Amortization of intangible assets	10	10
Impairment loss of intangible assets	1,500	10,000
Other expenses	14	90

9.
DIVIDENDS

No dividend was declared or paid by the Group during the six months ended June 30, 2024 and 2025, nor has any dividend been proposed since the period ended June 30, 2025.

10.
LOSS PER SHARE

The calculations of the basic and diluted loss per share are based on the following data:

	For the six months ended June 30,
	2025	2024
(In thousands, except per share data)
Loss:
Loss for the period attributable to owners of the Company for the purpose of calculating basic loss per share	$(12,536)	$(35,206)

Number of shares:
Weighted average number of Ordinary Shares for the purpose of calculating basic and diluted loss per share	1,103,075	937,960

Loss per Ordinary Shares Outstanding – Basic and Diluted	$(11.37)	$(37.53)
Weighted average number of Ordinary Shares outstanding – Basic and Diluted	1,103,075	937,960

The diluted loss per share for the six months ended June 30, 2024 and 2025 does not include the effect of the following instruments held as of June 30, 2024 and 2025 as their inclusion would be anti-dilutive:

	As of June 30,
(In thousands)	2025	2024
Unvested restricted shares	5	364
Share options	256	24,167
Apollomics Private Warrants	619	619
Apollomics Public Warrants	10,350	10,350
Penny Warrants	8	58

The reverse stock split did not result in any change to the number of warrants outstanding. Instead, in accordance with the terms of the warrant agreements, the exercise price and the number of shares issuable upon exercise of the warrants were proportionately adjusted through a change in the exchange ratio. Accordingly, the number of warrants disclosed reflects the warrants outstanding both before and after the reverse stock split.

11.
PLANT AND EQUIPMENT

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

The Group acquired $24 thousand and nil of equipment during the six months ended June 30, 2024 and 2025, respectively. The Group also disposed of equipment totaling $18 thousand and $64 thousand during the six months ended June 30, 2024 and 2025, respectively.

12.
RIGHT-OF-USE ASSETS

Lease agreements are entered into for fixed lease terms of 12 to 60 months, without extension and termination options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable. The Group recognized right-of-use assets of $0.9 million and lease liabilities of $0.9 million during the six months ended June 30, 2024, and recognized right-of-use assets of $0.7 million and lease liabilities of $0.7 million during the six months ended June 30, 2025. During the six months ended June 30, 2025, the Group derecognized right-of-use assets and lease liabilities totaling $0.1 million following the early termination of a lease.

13.
INTANGIBLE ASSETS

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses, if any. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets not yet available for use that are acquired separately are carried at cost less any subsequent accumulated impairment losses.

On May 6, 2024, GlycoMimetics, the Group’s licensor of uproleselan in China, announced negative results from its pivotal Phase 3 study of uproleselan in relapsed or refractory acute myeloid leukemia. The Group has been conducting a Phase 3 bridging study of uproleselan in China for the same indication. The Group believes that positive results from the GlycoMimetics global study was necessary for approval of uproleselan in China for this indication. Therefore, as a result of these negative Phase 3 results from GlycoMimetics, the Group determined the recoverable amount was lower than the carrying value of the intangible asset and recorded an impairment loss of $10.0 million to write down the full value of our intangible asset for this program.

As of December 31, 2024, the Group’s intangibles had a total cost of $1.8 million and accumulated amortization of $0.1 million, for a net book value totaling $1.7 million.

On December 11, 2025, the Group issued a formal notice of termination to Edison Oncology Holding Corporation ("Edison") regarding the Development and License Agreement for APL-122 (EO1001), citing Edison’s failure to meet certain material performance and reporting obligations under the agreement. The termination was effective immediately, and the Group disputes any outstanding payment obligations claimed by Edison based on its non-performance. The Group determined that the related intangible asset was no longer recoverable and recorded an impairment loss of $1.5 million for the six months ended June 30, 2025, writing down the remaining carrying value of the asset.

As of June 30, 2025, the Group’s intangibles had a total cost of $0.3 million and accumulated amortization of $0.1 million, for a net book value totaling $0.2 million.

14.
DEPOSITS, PREPAYMENTS AND DEFERRED EXPENSES

	As of June 30, 2025	As of December 31, 2024
(In thousands)
Prepayments	$651	$360
Value-Added Tax recoverable	178	127
Deposits	6	14
	$835	$501

15.
CASH AND CASH EQUIVALENTS

Bank balances earned interest at interest rates ranging from 0% to 5.1% per annum for the six months ended June 30, 2024 and from 4% to 4.2% per annum for the six months ended June 30, 2025.

Cash and cash equivalents presented on the unaudited condensed consolidated statements of financial position include:

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(a) cash, which comprises of cash on hand and demand deposits; and

(b) cash equivalents, which comprises of short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

16.
OTHER PAYABLES AND ACCRUALS

	As of June 30, 2025	As of December 31, 2024
(In thousands)
Payables in respect of research and development expenses	$2,411	$1,248
Accrued salaries and bonuses	898	785
Other payables and accruals (See Note 17)	6,960	5,133
	$10,269	$7,166

17.
OTHER NON-CURRENT LIABILITIES

On November 19, 2025, the Group entered into a settlement agreement to fully resolve and conclude all matters related to legal proceedings previously filed in the Grand Court of the Cayman Islands by two minority investors. Under the terms of the agreement, the Group agreed to pay $5.0 million in cash and approximately $0.9 million in associated legal expenses.

The Group determined that the settlement provides evidence of conditions that existed as of June 30, 2025 and, accordingly, the event was classified as an adjusting event in accordance with IAS 10. As a result, the Group recorded a total settlement obligation of $5.9 million as of and for the six months ended June 30, 2025, recognized in administrative expenses in the statement of operations and comprehensive loss.

Based on the payment due dates, $1.9 million of the settlement obligation is included in other payables and accruals (See Note 16), with the remaining $4.0 million classified as other non-current liabilities in the statement of financial position. The repayment schedule is presented in the table below.

	Payments due by period
(In thousands)	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
Legal commitments	5,879	1,879	2,500	1,500	—

18.
SHARE CAPITAL

Share capital

The share capital as of December 31, 2024 and June 30, 2024 and 2025 represented the issued ordinary share capital of the Group.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In thousands, except share and per share data)	NOTES	Number of shares	Amount
Authorized:
As of June 30, 2024, December 31, 2024, and June 30, 2025	(i)	130,000,000	$1,300

Issued and fully paid:
As of January 1, 2024		895,051	$9
Class A Ordinary Shares issued to PIPE investors		191,667	2
Class A Ordinary Shares issued to employees for compensation		12,386	—
Class A Ordinary Shares issued to board members for board fees		693	—
As of June 30, 2024		1,099,797	11

As of January 1, 2025		1,102,792	11
Class A Ordinary Shares issued to board members for board fees		556	—
As of June 30, 2025		1,103,348	$11

Note i: Pursuant to Apollomics’ sixth amended and restated memorandum and articles of association, as amended as a result of the Apollomics’ 2024 Extraordinary General Meeting of Shareholders, the authorized share capital of Apollomics increased to 130,000,000 shares, comprised of 110,000,000 Class A Ordinary Shares, and 20,000,000 Class B Ordinary Shares, and 100,000,000 preference shares, par value $0.01 per share.

All the Ordinary Shares issued during the six months ended June 30, 2024 and 2025 rank pari passu with the existing shares in all respects.

On September 2, 2025, the Group entered into subscription agreements for a private placement (“PIPE”) with certain accredited investors. The closing of the PIPE occurred on September 3, 2025. Pursuant to the PIPE Subscription Agreements, the Purchasers purchased an aggregate of 1.04 million Class A ordinary shares, par value $0.01 per share, of the Group, at a price per share of $3.9317, the closing price on August 29, 2025, representing aggregate gross proceeds to the Group of $4.1 million, prior to the payment of fees and expenses.

19.
SHARE-BASED PAYMENTS

On July 19, 2016, the shareholders of the Group approved the adoption of the 2016 equity incentive plan (the “2016 Plan”) for the purpose of securing and retaining employees, directors and consultants of the Group, providing incentives for them to exert maximum efforts for the success of the Group and any affiliate, and providing means by which such persons may benefit from increases in value of the ordinary shares of the Group.

The 2016 Plan provides for the grant of the following types of share awards: (i) restricted share awards, (ii) share options, (iii) share appreciation rights, (iv) restricted share unit awards, and (v) other share awards.

In 2023 the Board terminated the 2016 Plan and adopted the Apollomics Inc. 2023 Incentive Award Plan (the “Incentive Plan”), which became effective as of the Closing, and 8,679,583 Class A Ordinary Shares have been reserved for issuance. The Incentive Plan allows the Group to make equity and equity-based incentive awards to officers, employees, non-employee directors and the Group’s consultants and affiliates (the “Eligible Persons”). The Group expects to use equity-based awards to promote the Group’s interest by providing Eligible Persons with the opportunity to acquire equity interests as an incentive for their remaining in the Group’s service and aligning their interests with those of the Group’s equity holders. The Group’s Board anticipates that providing such persons with a direct stake in the Group will assure a closer alignment of the interests of such individuals with the Group’s interests and the interests of its shareholders, thereby stimulating their efforts on the Group’s behalf and strengthening their desire to remain with the Group and its affiliates.

During the six months ended June 30, 2024 and 2025, the Group had issued restricted share awards and share options to Eligible Persons and no share appreciation rights, restricted share unit awards or other share awards were granted under either the 2016 Plan or the Incentive Plan by the Group.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Restricted share awards

Under guidance for share-based compensation, the fair value of the Group’s restricted share awards is based on the grant date fair value of the Group’s Class A Ordinary Shares. During the six months ended June 30, 2025, all restricted share awards were granted with no purchase price. The weighted-average grant date fair value of the restricted share awards was $6.20 during the six months ended June 30, 2025.

The total expense recognized in the unaudited condensed consolidated interim statements of operations and comprehensive loss for the restricted shares granted was $1.9 thousand and $99.6 thousand, for the six months ended June 30, 2024 and 2025, respectively.

The following table summarizes the Group’s restricted shares movement during the six months ended June 30, 2024 and 2025:

	2025	2024
	Number of unvested restricted shares	Number of unvested restricted shares
Outstanding as of January 1,	1,108	2,080
Awarded	4,194	21,704
Vested	(556)	(19,867)
Forfeited	—	(277)
Outstanding as of June 30,	4,746	3,640

Restricted shares granted during the six months ended June 30, 2025 have a remaining weighted average vesting term of approximately 1.7 years. The vesting terms for these awards ranged from vesting immediately to a vesting term of two years.

Share options

The following table discloses movements of the Group’s share options held by grantees during the six months ended June 30, 2024 and 2025:

	2025		2024
	Number of Share	Weighted-average	Number of Share	Weighted-average
	Options	exercise price	Options	exercise price
Outstanding at January 1,	194,594	$288.160	119,071	$462.205
Granted	64,768	6.114	133,999	77.059
Exercised	—	—	—	—
Forfeited	(1,666)	301.822	(5,496)	220.629
Expired	(1,208)	355.108	(5,812)	323.489
Outstanding at June 30,	256,488	$216.534	241,762	$257.556
Exercisable at the end of the period	148,009		113,203

No share options granted in the above table will be exercisable after the expiration of 10 years from the date of its grant.

The share options outstanding as of June 30, 2024 and 2025 had a weighted average remaining contractual life of 9.27 years and 3.82 years, respectively. During the six months ended June 30, 2024 and 2025, the weighted average fair value of the share options granted was $60.4172 per share and $5.0519 per share, respectively.

The time-based share options vest ratably on a monthly basis over a 24-month to 48-month vesting period or with 25% or 50% vesting on the first anniversary of the vesting inception date and the remaining portion vesting ratably on a monthly basis over a 12-month to 36-month vesting period. The milestone-based share options vest upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Group based on the most likely outcome of each of the performance conditions.

The Option Pricing Model (“OPM”) was used to determine the fair value of the option granted. The key inputs for the share options granted during the periods were as follows:

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

	For the six months ended June 30,
	2025	2024
Grant date option fair value per share	$4.7700 - $5.4397	$60.4172
Exercise price	$6.09 - $6.20	$77.06
Expected volatility (note i)	94.48% - 126.88%	97.48%
Expected life	5.50 - 6.02 years	5.50 years
Risk-free rate	3.99% - 4%	4.18%
Expected dividend yield	0%	0%

Note i: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

The total expense recognized in the unaudited condensed consolidated interim statements of operations and comprehensive loss for share options granted was $8.2 million and $3.2 million for the six months ended June 30, 2024 and 2025, respectively.

20.
FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS
(i)
Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used).

	Fair value as of
(In thousands)	June 30, 2025	December 31, 2024	Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Financial liabilities
Maxpro public warrants assumed by Apollomics	458	95	Level 1	The public warrants are traded on the Nasdaq, the valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities	N/A	N/A
Maxpro private warrants assumed by Apollomics, and Private warrants issued in connection with the conversion of the promissory note payable to the Maxpro Sponsor	27	6	Level 2	Private warrants are considered to be economically equivalent to the public warrants. As such, the valuation of the public warrants was used to value the private warrants	N/A	N/A
Penny warrants	1	1	Level 3	Black-Scholes model - the key inputs are: underlying share price, expected life in years, risk-free rate, expected volatility, and exercise price	N/A	N/A
Total warrant liabilities:	$486	$102

(ii)
Fair value of financial liabilities that are not measured at fair value

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

The management of the Group consider that the carrying amount of the Group’s financial liabilities recorded at amortized cost in the unaudited condensed consolidated interim financial statements approximate their fair values. Such fair values have been deemed in accordance with generally accepted pricing models based on a discounted cash flow analysis.

21.
RETIREMENT BENEFITS PLAN

The employees employed by the Zhejiang Crownmab Biotech Co. Ltd, PRC subsidiary are members of the state-managed retirement benefits scheme operated by the PRC government. The PRC subsidiary is required to contribute a certain percentage of their payroll to the retirement benefits scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the required contributions under the scheme.

The Group maintains multiple qualified contributory saving plans as allowed under Section 401(k) of the Internal Revenue Code in the United States. These plans are defined contribution plans covering employees employed in the United States and provide for voluntary contributions by employees, subject to certain limits. The contributions are made by both the employees and the employer. The employees’ contributions are primarily based on specified dollar amounts or percentages of employee compensation.

The total cost charged to profit or loss of $290 thousand and $36 thousand, respectively represents contributions paid or payable to the above schemes by the Group for the six months ended June 30, 2024 and 2025.

At the end of each reporting period, there were no forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group’s contribution becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

22.
RELATED PARTY DISCLOSURES

Compensation of key management personnel

The remuneration of directors of the Group and key management were as follows:

	For the six months ended June 30,
	2025	2024
(In thousands)
Short term benefits	$987	$919
Retirement benefit scheme contributions	8	8
Share-based payment	1,029	4,874
	$2,024	$5,801

The remuneration of key management personnel is determined by the directors of the Group having regard to the performance of individuals and market trends.

23.
RESTRICTED NET ASSETS

The Group’s ability to pay dividends may depend on the Group receiving distributions of funds from its subsidiaries. The Group’s PRC subsidiaries are subject to relevant PRC statutory laws and regulations which permit payments of dividends only out of retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In the event of such dividends being declared, there would be PRC withholding tax on such dividends. The results of operations reflected in the unaudited condensed consolidated interim financial statements prepared in accordance with IAS 34 differ from those reflected in the statutory financial statements of the Group’s PRC subsidiaries. Foreign exchange and other regulations in the PRC further restrict the Group’s PRC subsidiaries from transferring funds to the Group in the form of dividends, loans and advances. As of December 31, 2024 and June 30, 2025, amounts restricted are the paid-in capital of the Group’s PRC subsidiaries, which amounted to $35.0 million and $35.0 million, respectively.

24.
SUBSEQUENT EVENTS

The Group has evaluated subsequent events and transactions that occurred after June 30, 2025 and up through December 22, 2025, which is the date when the unaudited condensed consolidated interim financial statements were available to be issued.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Other than the event disclosed elsewhere in these unaudited condensed consolidated interim financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated interim financial statements.